Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed acquisition of the television systems and set top box lines by Trident Microsystems, Inc. (“Trident”) from NXP, B.V. (“NXP”), the benefits of the proposed acquisition, the future financial performance of Trident after the proposed acquisition and Trident’s current expectations for the second fiscal quarter of 2010. All forward-looking statements included in this filing are based on information available to Trident as of the date of this filing and current expectations, forecasts and assumptions of the company. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. In the case of Trident’s current expectations for the second fiscal quarter of 2010, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process. In the case of the proposed acquisition by Trident, these risks and uncertainties include the risk that the proposed acquisition may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for the company’s products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; intensive competition; and the other risks and uncertainties faced by Trident, as reported in its most recent Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”). No forward-looking statements in this filing or those filings should be relied upon as representing Trident’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box lines by Trident from NXP, Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Trident’s stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed on September 11, 2009 and amended on October 27, 2009, and its proxy statement for its 2008 annual meeting of stockholders. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a presentation provided by Trident at a financial investor conference on November 2, 2009.

Emerging Industry Leader in the Connected Home Trident Microsystems, Inc.

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed acquisition of the television systems and set top box lines from NXP, the benefits of the proposed acquisition, and the future performance of Trident after the proposed acquisition. All forward- looking statements included in this filing are based on information available to Trident as of the date of this filing and current expectations, forecasts and assumptions of the company. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the risk that the proposed acquisition may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for the company's products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; intensive competition; and the other risks and uncertainties faced by Trident, as reported in its most recent Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission. No forward- looking statements in this presentation or those filings should be relied upon as representing Trident's views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information This communication is being made in respect of a proposed transaction involving Trident Microsystems, Inc. and NXP B.V. In connection with the proposed acquisition of the television systems and set top box lines by Trident from NXP, Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders may obtain a copy of the proxy statement (when available) and other documents filed with the SEC by Trident free of charge at the SEC's website at www.sec.gov. Investors and security holders may also obtain copies of the proxy statement (when available) and other documents filed with the SEC by Trident free of charge from Trident by directing a request to Trident, Attention: Investor Relations, (408) 764-8808, or by going to Trident's website at www.tridentmicro.com. Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Trident's directors and executive officers is contained in its annual report filed with the SEC on September 11, 2009, as amended on October 27, 2009. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC (when available).

Use of Non-GAAP Financial Information To supplement the consolidated financial results prepared under GAAP, Trident uses a non-GAAP conforming, or non-GAAP, measure of net loss that is GAAP net loss adjusted to exclude certain costs, expenses and gains. Non-GAAP net loss gives an indication of Trident's baseline performance before gains, losses or other charges that are considered by management to be outside the company's core operating results. In addition, non-GAAP net loss is among the primary indicators management uses as a basis for planning and forecasting future periods. These measures are not in accordance with, or an alternative for, GAAP and may be materially different from non- GAAP measures used by other companies. Trident computes non-GAAP net loss by adjusting GAAP net loss for acquisition-related expenses, stock-based compensation expense, expenses related to the stock option investigation and related matters, restructuring charges, expenses related to software license fees adjustment, amortization and impairment of intangible assets from acquisitions, impairment loss, backlog amortization, capital gains and losses and dividend income. A detailed reconciliation between historical net loss on a GAAP basis and non-GAAP net loss is provided in a table in the company's press release dated October 26, 2009.

Trident's Vision To be the preferred provider of multimedia solutions for the Connected Home

Trident Overview History Pioneer in digital television (DTV) semiconductor technology Leader in picture quality; record of innovation-driven growth Missed Tier One OEM product cycle in 2007-2008 necessitating turnaround Trident Today New management team Accretive acquisition of Micronas product lines in May-09 upgraded IP and SoC capability Tier One OEM win in Korea for 2010 production Strong balance sheet Trident's Opportunity Proposed acquisition of NXP Television Systems and Set-Top Box product lines dramatically repositions company for growth and profitability

What We Are Acquiring from NXP Carve out from Philips N.V. Leading global diversified semiconductor manufacturer Privately owned by Philips and PE consortium Top 3 player in STB; leader in satellite segment Growing presence in Cable & IP segment Strong IP and 45nm technology What Is Being Acquired? NXP Overview Television Set-Top Box DTV, analog CRT, PC-TV product lines Solid market share among Tier One OEMs Leading IP and technology Selected Product Lines from Home Business Unit

Strategic Rationale for Transaction + TV and STB Product Lines Expands Trident's addressable market from $1.5B to $4B+ Opportunity to leverage IP and R&D spend across multiple markets Pulls-in breakeven to as early as end of CY2010 Increases economic scale to leverage Asia- based engineering capability Better positions Trident to innovate in the Connected Home

Transformative Combination (1) Annualized based on F2Q10 guidance (2) Annualized based on guidance for quarter ending June 30, 2009 (3) If closing occurred as of January 1, 2010. Annualized Revenue $125 - $135MM1 $560 - $640MM2 4x - 5x Pre-Transaction Upon Closing Impact Headcount 630 1,800 ~3x Debt $0MM $0MM - Cash $135 - $140MM $180 - $185MM3 +$45MM % Asia Headcount 70% 65% - Patents 500 2,000 4x Product Concentration 100% TV 60% TV | 40% STB Revenue Concentration in Top 3 Customers 53% ~35% Product Diversification No single customer expected to be over 20%

A Leader in Two Fast Growing Markets Strong secular growth in developing markets Favorable upgrade cycle to support advanced functionality and services Global economic recovery Growth of HD and DVR enabled STBs Continuing digitization of cable Emergence of over-the-top (OTT) Services (e.g., Netflix, Hulu, etc.) Expansion in emerging markets Trends Trends 2009 2010 2011 2012 6/1/2010 1.9 2 2.3 2.4 2009 2010 2011 2012 6/1/2010 1.584 1.742 1.915 2.105 10% CAGR TV ($BN) ($BN) Set-Top Box Total CAGR = 8.5% 8% CAGR Source: DisplaySearch and IMS Research

The Future TV



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- Beyond receiving broadcast
- Two-way communication
  - Services behind TV
- People-TV interaction
  - Beyond remote control

Intelligent



WIDGET GALLERY
Yahoo! Weather
Latest Widgets
OEM Widgets
Categories
Search

Connected

- Widget Applications
  - Data services (news, weather…)
  - Multimedia (Yahoo! Video, Flickr…)
  - Social networking (facebook, twitter…)
- Web Access
  - Download videos and music
  - Content sharing
- Home Connectivity
  - Gadgets like cameras, smart phones and MP3 players
  - Home server



- Increasing BlueRay adoption
- 3D TV
- Improving internet based content on HDTV
- Clarity for sports content

Visually Realistic



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Why Trident Will Win in DTV Audio Quality Demodulator Technology Frame Rate Conversion Picture Quality WW Software Technology SoC Experience Cost Competitive Connectivity New

Satelllite Operator Cable and IP Retail STB 2008 Shipments 0.196 0.435 0.369 Satelllite Operator Cable and IP Retail STB 2008 Shipments 0.196 0.435 0.369 2008 Shipments Satellite 0.195 Cable and IP 0.435 Retail STB 0.369 Set-Top Box - New Opportunity for Trident Largest segment: North American cable market Key drivers: DTA converter boxes, DVRs and HD growth Telco-driven IPTV market is nascent but growing Facilitates OTT services Sample global operators: DirecTV, DISH Network, BSkyB Key drivers: HD / DVR upgrades in developed countries... ....and proliferation of Pay-TV in emerging countries 1,000's of customers and suppliers Includes global terrestrial and satellite sub-segments, where CA is key differentiator Key drivers: Increase in DTH and FTA services outside US Satellite Operator Cable and IP Retail STB Note: Highlighted portion of pie chart represents percentage of total STB chip unit shipments in 2008 accounted for by the respective segments Source: IMS Research Satelllite Operator Cable and IP Retail STB 2008 Shipments 0.196 0.435 0.369 20% 44% 36%

Advantage Benefit Only Production 45nm STB Platform Most cost competitive SOC in industry Estimated 12-18 month lead on competitors Superior Power Management Architecture Smaller form factors, lower power consumption Significantly lower stand-by power Best in Class Super-scalar CPU High performance single-core CPU requires no special code to optimize Flexible Decoder for Internet TV Dedicated decoder engine for Internet video content formats e.g. On2, RVMB, Sorenson Highest Performance H.264 Decoder 1080P60 single program decoding 1080P24 dual program decoding Stereo MVC program decoding for 3DTV Why Trident Will Win in Set-Top Box

Diverse Blue Chip Customer Base TV STB NXP NXP Trident

Transaction Details and Financial Summary

~98MM common shares (1) + ~6.7MM common shares at $4.50 per share for $30MM cash proceeds Both transfers together result in NXP owning 60% of outstanding shares (~175MM) post- transaction Transaction Structure Total Shares to be Issued 104.7MM Times: Trident Share Price (2) $2.33 Value of Shares $244MM Less: Cash Received $45MM Inventory (45 days) ~$40MM Implied Deal Value ~$160MM 2009 Rev. Multiple ~0.35x (1) Final amount to be determined at closing (2) Trident closing share price on October 2, 2009 TV and STB product lines $15MM up-front cash + $30MM in cash to acquire ~6.7MM common shares of Trident at $4.50 per share NXP Contributes... Trident Issues... Deal Value at Announcement

Overview of Key Transaction Terms NXP: 60% of common stock Existing Trident shareholders: 40% of common stock Pro Forma Ownership $30MM for 6.7MM shares issued to NXP at $4.50 / share $15MM for restructuring charges and transaction costs Cash to Trident 4 nominated by Trident 4 elected by NXP CEO Board of Directors CEO: Sylvia Summers (Trident) President: Christos Lagomichos (NXP) CFO: Pete Mangan (Trident) General Counsel: David Teichmann (Trident) SVP of Engineering: Saeid Moshkelani (Trident) SVP of WW Sales: Paul Sandberg (NXP) Other management team members to be finalized shortly Leadership Target closing in the quarter ending March 2010 Timeline Company will still be called Trident Microsystems Will continue to trade on NASDAQ under the ticker "TRID" Other Trident shareholder approval + employee consultations Regulatory approval and other customary conditions Key Conditions to Closing

Summary Governance Provisions Management team combines best from Trident and NXP Balanced board will assure that leadership is aligned with interests of all shareholders Leadership 2-year lock-up on sale of Trident stock by NXP (limited exceptions) NXP voting power limited to 30% for change-in-control, with remaining voting per board recommendation or in accordance with other shareholders NXP subject to standstill provision for six years post-closing, with limited exceptions Transfer Restrictions Standstill Provision Voting Agreement Governance provisions preserve the rights of Trident's public shareholders and align interests of all parties

Financial Results and Mid-Term Outlook Mar-09 Actual Jun-09 Actual Sep-09 Actual Dec-09 Guidance Jun-10 Pro Forma Guidance $ in Millions Trident Standalone Trident + Half-Quarter Micronas Product Lines Trident + Full-Quarter Micronas Product Lines Trident + Full-Quarter Micronas Product Lines First Full Quarter Post-Close of NXP Transaction Sales $6.9 $14.9 $31.1 $31 - 34 $140 - 160 Gross Margin % 22% 37% 37% 27 - 30%1 Not provided Operating Income (Loss) $(13.9) $(13.9) $(10.6) $(11) - (14)2 Implied $(14) - (24) Operating Income (Loss)% -201% -93% -34% -32 to -45% -10 to -15% Note: All financial metrics are non-GAAP. See press releases and other disclosures for a reconciliation of GAAP to non-GAAP measures. Reflects impact of new Tier One OEM design win, prior to expected cost reduction actions. Includes transaction related costs being expensed as incurred.

Mid-Term Outlook - Cash and Working Capital $millions Expected Cash at Closing (if closing occurred 1/1/2010) Trident Expected Ending Cash at 12/31/09 per Guidance $135-140 Cash from NXP $45 Total $180-$185 $millions Selected Cash Requirements for CY2010 Working capital $(25) - (35) Severance $(20) Transaction costs, incremental capex $(20) Total $(65) - (75) Note: Guidance does not include all expected operating losses or cash flows.

New Trident Revenue Profile Annualized figures based on Trident preliminary guidance for quarter ending June 30, 2010

The Road to Profitability...and Beyond Revenue: HD STB product ramp Gross Margin: Supply chain efficiencies emerge Operating Expenses: Majority of headcount optimization completed Facilities rationalization completed Additional operating leverage benefits on all expense lines Revenue: Incremental DTV design wins at Tier 1 OEMs HD ramp continues, driving strong growth in STB Gross Margin: 1-chip DTV solution 45nm STB solution Operating Expenses: Full benefit of headcount optimization and facilities rationalization realized Revenue: Newly combined revenue from both companies drives economies of scale Gross Margin: Sub-Optimal Product Costs: - 2 Chip SOC - 90nm STB products Operating Expenses: R&D optimization begins Facilities rationalization begins S&M and G&A leverage 1H CY2010 2H CY2010 CY2011

The Road to Profitability...and Beyond

Trident Investment Highlights + TV and STB Product Lines Dramatically expands Trident's addressable market Leader in DTV and Set-Top Box markets Clear path to breakeven and long-term business model Redefines scale and creates IP leverage Operating efficiencies from Asian-based R&D organization

Trident Microsystems Confidential Thank You